Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

October 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333-190699

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of RE/MAX Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 p.m. (Washington, D.C. time) on October 1, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 3,800 copies of the Company’s preliminary prospectus issued September 19, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Patterson
Name: Robert Patterson
Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/ Michele A. Allong
Name: Michele A. Allong
Title: Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Vice President

[Signature Page to Underwriters’ Acceleration Letter]